

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 15, 2015

Via E-mail
Alex Zuoli Xu
Co-Chief Financial Officer
Qihoo 360 Technology Co. Ltd.
Building No. 2
6 Jiuxianqiao Road, Chaoyang District
Beijing 100015, People's Republic of China

> **Re:** **Qihoo 360 Technology Co. Ltd.**
> **Form 20-F for the Fiscal Year ended December 31, 2013**
> **Filed April 25, 2014**
> **File No. 001-35109**

Dear Mr. Xu:

We have reviewed your letter dated December 8, 2014, in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 7, 2014.

B. Business Overview

Overview, page 31

1.   We note your response to prior comment 1, in that you will offer "total" advertising solutions which serve as a total package rather than on an individual basis. In future filings, please disclose this solutions approach. In addition, provide clarifying disclosure if PC and mobile online advertising are priced similarly within your "total" advertising solution.

Critical Accounting Policies

Revenue Recognition

Internet Value-added Services, page 56

2.   We have reviewed your response to prior comment 3 and it is unclear to us how you concluded that your current disclosures are more meaningful than providing the quantitative disclosure of the consumption period. Tell us your consideration of providing the range of the consumption period for your portfolio of games. This disclosure can be expanded with a disclosure of the factors that impact the consumption period.

Results of Operations

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Revenues, page 64

3.   We note your response to bullet point 2 in prior comment 4. Although your proposed disclosure provides qualitative disclosure to your readers, your disclosure appears to continue to not provide quantitative amounts to provide the reader the ability to identify the material sources of the increase. In this regard, we note that revenues from online advertising increased by 88.3% in 2013. Tell us what consideration you gave to disclosing the percentage increase in the metrics instead of the absolute value of each metric. Disclosing the percentage change in number of clicks and price per click would describe the underlying reasons for the increase in revenue. Refer to Section III.B.1 of SEC Release 33-8350.

Cost of Revenues, page 64

4.   We have reviewed your response to prior comment 5. Your indication that an analysis of cost of revenues as a percentage of your total revenues would not provide an accurate or meaningful illustration of fluctuation is unclear to us. In this regard, it would appear to be useful to readers to understand why cost of revenues grew greater than revenues in terms of percentages. This analysis could include the points provided in your response. Please advise.

Alex Zuoli Xu
Qihoo 360 Technology Co. Ltd.
January 15, 2015
Page 3

       You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

       Sincerely,

       /s/ Stephen Krikorian

       Stephen Krikorian
       Accounting Branch Chief